UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2010

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

A copy of the Registrant’s Material Change Report on Form 51-102F3 dated March 5, 2010 and the Collaboration and License Agreement effective as of February 25, 2010 among Waratah Pharmaceuticals Inc. and Eli Lilly and Company are furnished herewith and incorporated by reference into the following Registration Statements:

Registration Statement on Form F-10 No. 333-162194

Registration Statement on Form S-8 No. 333-157279

The following information is furnished to the SEC as part of this report on Form 6-K:

EXHIBITS

Exhibit No.	Document

99.1	Material Change Report on Form 51-102F3 dated March 5, 2010.

99.2	Collaboration and License Agreement effective as of February 25, 2010 among Waratah Pharmaceuticals Inc. and Eli Lilly and Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: March 12, 2010	By:	/S/ ELIE FARAH
	Name:	Elie Farah
	Title:	President and Chief Financial Officer

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